NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No. 82-4749

09045070

December 19, 2008

Mail Processing Section

JAN 06 2009

Washington, DC
111

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated December 19, 2008</u>

Please find enclosed 3 copies of the news release listed above.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

dlw 1/13

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 19, 2008**

News Release: **08-19** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES A 2008 EXPLORATION SUMMARY AND CORPORATE UPDATE

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a summary of 2008 exploration results and an update on corporate plans for 2009. In 2008 Northern Abitibi undertook 2 drill programs, one discovered high grade nickel at the Taylor Brook property and the second discovered high grade gold at the Viking property. Both of these early stage discoveries offer shareholders considerable upside potential as the company advances them through the next stages of exploration, including resource definition stage drilling at the Viking high grade gold system.

2008 Exploration Results

Viking - Gold
In October 2008 Northern Abitibi drilled 10 holes at the Viking gold property in Newfoundland. This program was extremely successful in discovering zones of high grade gold mineralization surrounded by large lower grade zones of mineralization.

Four drill holes directly tested the high grade Thor Vein, a zone of quartz-sulfide veins which is exposed on surface and is continuous to the depths drilled. Drill results from the Thor Vein range from 218.79 grams per tonne (g/t) gold (6.38 oz/ton) over 0.5 metres to 16.12 g/t gold (0.47 oz/ton) over 3.8 metres, with an average based on 4 drill intercepts of 50 g/t gold (1.5 oz/ton) over 2.2 metres. Several zones of lower grade mineralization surround the Thor Vein with results including:

23 metres grading 5.12 g/t gold
10.8 metres grading 2.43 g/t gold
22.0 metres grading 1.91 g/t gold
16.8 metres grading 1.54 g/t gold

Additional zones of mineralization were encountered at the Odin Zone located 70 metres south of the Thor Vein and at Trench 14 located 370 metres south of the Thor Vein. Drill results from the Odin Zone include:

1.6 metres grading 16.07 g/t gold
1.6 metres grading 9.84 g/t gold
1.3 metres grading 6.07 g/t gold
0.6 metres grading 7.58 g/t gold
14.0 metres grading 1.73 g/t gold

Drill results from Trench 14 include 1.0 metre grading 6.63 g/t gold, 1.0 metre grading 5.05 g/t gold, 4.0 metres grading 3.23 g/t gold and 10.0 metres grading 0.96 g/t gold.

The zones targeted by this drill program have never been drill tested previously and all occur within a 3 to 4 kilometer long, mostly till-covered, gold-in-soil anomaly. All of the zones remain open for expansion, and the results of this small first pass drill program clearly demonstrate the excellent potential of the property to host a large high quality gold resource. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project.

An updated summary of the 2008 drill program at Viking is available on our website at www.naminco.ca.

Taylor Brook - Nickel

In May 2008 Northern Abitibi drilled 9 holes to test numerous airborne geophysical conductors at the Taylor Brook nickel property in Newfoundland. All of the airborne geophysical conductors drill tested contained sulfides and several new zones of nickel-copper mineralization were discovered.

Highlights from the drill program include:

4.15 metres grading 1.71% nickel, 0.13% copper, and 0.028% cobalt
0.95 metres of 4.5% nickel, 0.16% copper, and 0.073% cobalt
0.3 metres grading 4.7% nickel, 0.17% copper, and 0.071% cobalt
4.25 meters grading 1.63% nickel, 0.36% copper, and 0.027% cobalt
0.25 metres of 4.0% nickel, 1.86% copper, and 0.051% cobalt
0.25 meters of 6.1% nickel, 0.17% copper, and 0.111% cobalt

The drill program was extremely successful in discovering new areas of nickel-copper mineralization and expanding the known dimensions of the favourable mafic intrusive host rocks. The company has expanded its land position in the district to cover a large area in this highly prospective emerging nickel, copper, cobalt district.

Corporate Update

Northern Abitibi is currently funded to cover general and administrative costs for the upcoming year. The company is in the process of raising money for 2009 exploration. During 2009 the company's main focus will be to advance the Viking gold project. A drill program designed to define high grade near-surface gold resources and test select exploration targets is being planned.

In 2008 the company had excellent success in discovering new zones of nickel mineralization by targeting airborne geophysical conductors at the Taylor Brook nickel project. The next step at Taylor Brook will be to conduct a high resolution airborne geophysical survey covering our large expanded claim holdings in the district, with prospective anomalies prioritized and followed up by ground work.

In 2008 the company received Junior Exploration Assistance Grants for both the Viking and Taylor Brook Projects from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. These grants have enabled the company to leverage exploration dollars during challenging market conditions, and conduct significantly more exploration than would have been possible otherwise. In 2009 the company will apply for Junior Exploration Assistance Grants for its active projects in Newfoundland.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking and Taylor Brook projects from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. Detailed descriptions and maps of both the Viking and Taylor Brook projects are available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 19, 2008**

News Release: **08-19** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES A 2008 EXPLORATION SUMMARY AND CORPORATE UPDATE

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a summary of 2008 exploration results and an update on corporate plans for 2009. In 2008 Northern Abitibi undertook 2 drill programs, one discovered high grade nickel at the Taylor Brook property and the second discovered high grade gold at the Viking property. Both of these early stage discoveries offer shareholders considerable upside potential as the company advances them through the next stages of exploration, including resource definition stage drilling at the Viking high grade gold system.

2008 Exploration Results

Viking - Gold
In October 2008 Northern Abitibi drilled 10 holes at the Viking gold property in Newfoundland. This program was extremely successful in discovering zones of high grade gold mineralization surrounded by large lower grade zones of mineralization.

Four drill holes directly tested the high grade Thor Vein, a zone of quartz-sulfide veins which is exposed on surface and is continuous to the depths drilled. Drill results from the Thor Vein range from 218.79 grams per tonne (g/t) gold (6.38 oz/ton) over 0.5 metres to 16.12 g/t gold (0.47 oz/ton) over 3.8 metres, with an average based on 4 drill intercepts of 50 g/t gold (1.5 oz/ton) over 2.2 metres. Several zones of lower grade mineralization surround the Thor Vein with results including:

23 metres grading 5.12 g/t gold
10.8 metres grading 2.43 g/t gold
22.0 metres grading 1.91 g/t gold
16.8 metres grading 1.54 g/t gold

Additional zones of mineralization were encountered at the Odin Zone located 70 metres south of the Thor Vein and at Trench 14 located 370 metres south of the Thor Vein. Drill results from the Odin Zone include:

1.6 metres grading 16.07 g/t gold
1.6 metres grading 9.84 g/t gold
1.3 metres grading 6.07 g/t gold
0.6 metres grading 7.58 g/t gold
14.0 metres grading 1.73 g/t gold

Drill results from Trench 14 include 1.0 metre grading 6.63 g/t gold, 1.0 metre grading 5.05 g/t gold, 4.0 metres grading 3.23 g/t gold and 10.0 metres grading 0.96 g/t gold.

The zones targeted by this drill program have never been drill tested previously and all occur within a 3 to 4 kilometer long, mostly till-covered, gold-in-soil anomaly. All of the zones remain open for expansion, and the results of this small first pass drill program clearly demonstrate the excellent potential of the property to host a large high quality gold resource. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project.

An updated summary of the 2008 drill program at Viking is available on our website at www.naminco.ca.

Taylor Brook - Nickel
In May 2008 Northern Abitibi drilled 9 holes to test numerous airborne geophysical conductors at the Taylor Brook nickel property in Newfoundland. All of the airborne geophysical conductors drill tested contained sulfides and several new zones of nickel-copper mineralization were discovered.

Highlights from the drill program include:

4.15 metres grading 1.71% nickel, 0.13% copper, and 0.028% cobalt
0.95 metres of 4.5% nickel, 0.16% copper, and 0.073% cobalt
0.3 metres grading 4.7% nickel, 0.17% copper, and 0.071% cobalt
4.25 meters grading 1.63% nickel, 0.36% copper, and 0.027% cobalt
0.25 metres of 4.0% nickel, 1.86% copper, and 0.051% cobalt
0.25 meters of 6.1% nickel, 0.17% copper, and 0.111% cobalt

The drill program was extremely successful in discovering new areas of nickel-copper mineralization and expanding the known dimensions of the favourable mafic intrusive host rocks. The company has expanded its land position in the district to cover a large area in this highly prospective emerging nickel, copper, cobalt district.

Corporate Update
Northern Abitibi is currently funded to cover general and administrative costs for the upcoming year. The company is in the process of raising money for 2009 exploration. During 2009 the company's main focus will be to advance the Viking gold project. A drill program designed to define high grade near-surface gold resources and test select exploration targets is being planned.

In 2008 the company had excellent success in discovering new zones of nickel mineralization by targeting airborne geophysical conductors at the Taylor Brook nickel project. The next step at Taylor Brook will be to conduct a high resolution airborne geophysical survey covering our large expanded claim holdings in the district, with prospective anomalies prioritized and followed up by ground work.

In 2008 the company received Junior Exploration Assistance Grants for both the Viking and Taylor Brook Projects from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. These grants have enabled the company to leverage exploration dollars during challenging market conditions, and conduct significantly more exploration than would have been possible otherwise. In 2009 the company will apply for Junior Exploration Assistance Grants for its active projects in Newfoundland.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking and Taylor Brook projects from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. Detailed descriptions and maps of both the Viking and Taylor Brook projects are available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 19, 2008**

News Release: **08-19** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES A 2008 EXPLORATION SUMMARY AND CORPORATE UPDATE

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a summary of 2008 exploration results and an update on corporate plans for 2009. In 2008 Northern Abitibi undertook 2 drill programs, one discovered high grade nickel at the Taylor Brook property and the second discovered high grade gold at the Viking property. Both of these early stage discoveries offer shareholders considerable upside potential as the company advances them through the next stages of exploration, including resource definition stage drilling at the Viking high grade gold system.

2008 Exploration Results

Viking - Gold

In October 2008 Northern Abitibi drilled 10 holes at the Viking gold property in Newfoundland. This program was extremely successful in discovering zones of high grade gold mineralization surrounded by large lower grade zones of mineralization.

Four drill holes directly tested the high grade Thor Vein, a zone of quartz-sulfide veins which is exposed on surface and is continuous to the depths drilled. Drill results from the Thor Vein range from 218.79 grams per tonne (g/t) gold (6.38 oz/ton) over 0.5 metres to 16.12 g/t gold (0.47 oz/ton) over 3.8 metres, with an average based on 4 drill intercepts of 50 g/t gold (1.5 oz/ton) over 2.2 metres. Several zones of lower grade mineralization surround the Thor Vein with results including:

23 metres grading 5.12 g/t gold
10.8 metres grading 2.43 g/t gold
22.0 metres grading 1.91 g/t gold
16.8 metres grading 1.54 g/t gold

Additional zones of mineralization were encountered at the Odin Zone located 70 metres south of the Thor Vein and at Trench 14 located 370 metres south of the Thor Vein. Drill results from the Odin Zone include:

1.6 metres grading 16.07 g/t gold
1.6 metres grading 9.84 g/t gold
1.3 metres grading 6.07 g/t gold
0.6 metres grading 7.58 g/t gold
14.0 metres grading 1.73 g/t gold

Drill results from Trench 14 include 1.0 metre grading 6.63 g/t gold, 1.0 metre grading 5.05 g/t gold, 4.0 metres grading 3.23 g/t gold and 10.0 metres grading 0.96 g/t gold.

The zones targeted by this drill program have never been drill tested previously and all occur within a 3 to 4 kilometer long, mostly till-covered, gold-in-soil anomaly. All of the zones remain open for expansion, and the results of this small first pass drill program clearly demonstrate the excellent potential of the property to host a large high quality gold resource. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project.

An updated summary of the 2008 drill program at Viking is available on our website at www.naminco.ca.

Taylor Brook - Nickel

In May 2008 Northern Abitibi drilled 9 holes to test numerous airborne geophysical conductors at the Taylor Brook nickel property in Newfoundland. All of the airborne geophysical conductors drill tested contained sulfides and several new zones of nickel-copper mineralization were discovered.

Highlights from the drill program include:

4.15 metres grading 1.71% nickel, 0.13% copper, and 0.028% cobalt
0.95 metres of 4.5% nickel, 0.16% copper, and 0.073% cobalt
0.3 metres grading 4.7% nickel, 0.17% copper, and 0.071% cobalt
4.25 meters grading 1.63% nickel, 0.36% copper, and 0.027% cobalt
0.25 metres of 4.0% nickel, 1.86% copper, and 0.051% cobalt
0.25 meters of 6.1% nickel, 0.17% copper, and 0.111% cobalt

The drill program was extremely successful in discovering new areas of nickel-copper mineralization and expanding the known dimensions of the favourable mafic intrusive host rocks. The company has expanded its land position in the district to cover a large area in this highly prospective emerging nickel, copper, cobalt district.

Corporate Update

Northern Abitibi is currently funded to cover general and administrative costs for the upcoming year. The company is in the process of raising money for 2009 exploration. During 2009 the company's main focus will be to advance the Viking gold project. A drill program designed to define high grade near-surface gold resources and test select exploration targets is being planned.

In 2008 the company had excellent success in discovering new zones of nickel mineralization by targeting airborne geophysical conductors at the Taylor Brook nickel project. The next step at Taylor Brook will be to conduct a high resolution airborne geophysical survey covering our large expanded claim holdings in the district, with prospective anomalies prioritized and followed up by ground work.

In 2008 the company received Junior Exploration Assistance Grants for both the Viking and Taylor Brook Projects from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. These grants have enabled the company to leverage exploration dollars during challenging market conditions, and conduct significantly more exploration than would have been possible otherwise. In 2009 the company will apply for Junior Exploration Assistance Grants for its active projects in Newfoundland.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking and Taylor Brook projects from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. Detailed descriptions and maps of both the Viking and Taylor Brook projects are available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END